iCAD, INC.

98 Spit Brook Road, Suite 100

Nashua, NH 03062

November 29, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Eric Atallah

Re:	iCAD, Inc.
Registration Statement on Form S-3
File No. 333-228514
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iCAD, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228514), so that it may become effective at 5:00 p.m., Eastern time, on Tuesday, December 4, 2018, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Richard Christopher
Richard Christopher
Chief Financial Officer

Cc:	Blank Rome LLP